UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42462

Mint Incorporation Limited

17/F, Wing Kwok Centre, No.182 Woosung Street

Jordan, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into Securities Purchase Agreements

On July 2, 2026, Mint Incorporation Limited, a business company incorporated under the laws of the British Virgin Islands (the “Company”), entered into securities purchase agreement (the “Securities Subscription Agreements”) with certain new investors and existing shareholders of the Company (each an “Investor,” and collectively, the “Investors”), pursuant to which the Company agreed to issue and sell to the Investors an aggregate of 4,310,350 Class A ordinary shares (the “PIPE Shares”), with no par value each, of the Company (the “Class A Ordinary Shares”) at a purchase price of US$0.464 per share, representing 20% of the closing price of the Class A ordinary shares on the Nasdaq Capital Market on July 1, 2026, for an aggregate purchase price of US$2,000,000 (the “PIPE”). Pursuant to each of the Securities Purchase Agreements, the Company has agreed to file a resale registration statement on Form F-3 or Form F-1 covering the resale of all PIPE Shares issued under the applicable Securities Purchase Agreement no later than sixty (60) calendar days following the closing of the PIPE transaction.

The Company has received the aggregate purchase price from the Investors on July 8, 2026. The Company intends to use the net proceeds from the PIPE for general working capital and general corporate purposes.

On July 8, 2026, the Company issued an aggregate of 4,310,350 Class A Ordinary Shares to the Investors. As of the date of this current report, the Company had 6,361,627 Class A Ordinary Shares and 701,879 Class B ordinary shares issued and outstanding.

The Securities Purchase Agreements consist of: (i) a securities purchase agreement between the Company and certain new investors (the “New Investor SPA”); and (ii) securities purchase agreements, each in substantially the same form, between the Company and certain existing shareholders of the Company (the “Existing Shareholder SPA”). Copies of the forms of the Securities Purchase Agreements are filed as Exhibits 10.1 and 10.2 to this Form 6-K. All Investors are persons who are not U.S. persons within the meaning of Regulation S under the United States Securities Act of 1933, as amended (the “Securities Act”).

The offer and sale of the PIPE Shares are being made in reliance upon an exemption from the registration requirements of the Securities Act, pursuant to Section 4(a)(2) thereof and Regulation S promulgated thereunder. The PIPE Shares have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

This report, including Exhibits 10.1 and 10.2 hereto, is incorporated by reference into the Company’s registration statement on Form F-3, as amended, filed with the Securities and Exchange Commission on May 19, 2026 (File No. 333-296027) and shall be deemed to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit Number	Description of Exhibit
10.1	Form of Securities Purchase Agreement (New Investors), dated July 2, 2026, between Mint Incorporation Limited and the investors named therein
10.2	Form of Securities Purchase Agreement (Existing Shareholders), dated July 2, 2026, between Mint Incorporation Limited and the investors named therein

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2026	Mint Incorporation Limited

	By:	/s/ Hoi Lung Chan
	Name:	Hoi Lung Chan
	Title:	Chief Executive Officer and Chairman of the Board

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